Exhibit 99.1

Snow lake lithium postpones annual general and special meeting of shareholders

Winnipeg, Manitoba -- (December 14, 2022) – Snow Lake Resources Ltd., d/b/a/ Snow Lake Lithium Ltd. (NASDAQ: LITM) (“Snow Lake Lithium” or the “Company”) announces that the Company’s annual general and special meeting of shareholders (the “Meeting”) has been postponed. The Meeting was originally scheduled to be held at 9:00 a.m. (Central Time) on December 15, 2022 and will now be held at 9:00 a.m. (Central Time) on January 17, 2023. Details of the postponed Meeting are set out below at the end of this release.

The postponement was made necessary as the result of actions taken by the dissident shareholders, comprised of Kushkush Investments Pty Ltd (Alexandra Discretionary Trust), M + T K PTY LTD < MTK SUPERANNUATION FUND>, Delaware IR LLC, Benjamin Abraham Fogelgarn, Nikola Najdoski, Yukor Mipoz Pty Ltd, Ozzi Pty Ltd, Deerhunter Investments Pty Ltd, and Nova Minerals Limited (collectively, the “Dissidents”) and their apparent joint actor(s). The board of directors of the Company believe that postponing the Meeting for a short period is reasonable and in the best interests of the Company and its shareholders for a number of reasons, including the following:

1.	It has recently come to the attention of the Company that the Dissidents have potentially engaged in an illegal or otherwise improper solicitation of proxies from shareholders of the Company. The validity of a number of proxies and voting instruction forms are in question and the Company is making every effort to maintain the integrity of the proxy voting process and to ensure that no shareholders are disenfranchised.

2.	The Company is concerned that the disclosure provided by the Dissidents may contain misrepresentations or otherwise misleading disclosure, particularly in relation to the relationship between certain of the Dissidents and person(s) who the Company believes are their joint actors. The Company wants to ensure that shareholders are provided with proper disclosure as regards any involvement of any joint actors with the Dissidents.

3.	The Australian Securities and Investments Commission (“ASIC”) has served the Company with a request for information with respect to a new investigation into a potential breach of restrictions imposed on person(s) who we believe are joint actors of the Dissidents. The Company has a duty to respond to such request, particularly prior to the Meeting given the Dissidents are trying to take control of the board of directors of Snow Lake Lithium.

The Company is concerned that these issues may impact the integrity of the voting process and have determined that it is appropriate to briefly postpone the Meeting in order to ensure that shareholders are as informed as possible.

The Company will not act outside the ordinary course of business during the postponement, so as to ensure shareholders are not prejudiced. Postponing the Meeting will not affect any shareholders’ rights, including the Dissidents. Instead, postponing the Meeting allows time for the Company to investigate the Dissidents’ solicitation efforts, respond to the request for information by ASIC and allow them to conclude their current investigation as well as continue to try and work with the Dissidents to correct their disclosure.

The Company aims to maintain the existing record date for the Meeting such that shareholders of record as of the close of business on October 27, 2022 will remain entitled to attend and vote in person or by proxy at the postponed Meeting as they would have if the Meeting had taken place as originally scheduled. Proxies deposited to date will remain valid for the postponed Meeting. Shareholders will have the opportunity to revoke existing proxies or deposit new proxies until 9:00 a.m. (Central Time) on Friday, January 13, 2023. The postponed Annual Meeting will be held at the Company’s registered office at 1700-242 Hargrave Street, Winnipeg, Manitoba.

If you have any questions related to the submission of proxies, voting instruction forms or voting of your shares, please contact:

Alliance Advisors
200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003
North American toll free: 833-550-0994
Outside North America: 458-218-3345
Email: LITM@allianceadvisors.com

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project (previously called Thompson Brothers Lithium Project) now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with respect to the timing of the Meeting and the Company’s report of misconduct to the ASIC. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including without limitation future actions by the Dissidents and the outcome of the Company’s report of misconduct to the ASIC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors
ir@snowlakelithium.com

Media
media@snowlakelithium.com

Twitter:
@SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.